Exhibit 99.1

NANOBIOTIX to Present First Survival Data From Priority Head and Neck Cancer Program Among Five Presentations at the 2021 Annual Meeting of the American Society for Radiation Oncology

  Poster presentation by Pr. Christophe Le Tourneau featuring first OS and PFS data from phase I expansion study of NBTXR3 as a single agent activated by radiotherapy in tough-to-treat HNSCC population
  Oral presentation by Dr. Tanguy Y. Seiwert with comprehensive review of local and systemic potential effects of NBTXR3 as a single agent activated by radiotherapy and combination agent with anti-PD-1
  Oral presentation by Dr. Sylvie Bonvalot with additional follow up from phase II/III STS study
  Additional poster presentations on phase I immunotherapy study and preclinical evaluation of NBTXR3 in immunotherapy

PARIS & CAMBRIDGE, Mass.--(BUSINESS WIRE)--October 6, 2021--Regulatory News:

NANOBIOTIX (Euronext: NANO – NASDAQ: NBTX – the ‘‘Company’’), a late-stage clinical biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced two oral presentations and three poster presentations at the 2021 Annual Meeting of the American Society for Radiation Oncology (ASTRO). The meeting will be held from October 24-27, 2021.

“Bringing disruptive therapeutic solutions that expand treatment possibilities for patients with cancer starts with making a meaningful impact on survival,” said Laurent Levy, co-founder and chairman of the executive board of Nanobiotix. “Delivering the first look at these exploratory endpoints in our phase I head and neck cancer study will provide useful insight into the potential of our innovation in our priority indication as we prepare to launch our global phase III. While we continue to develop NBTXR3 as a broadly applicable potential therapy across solid tumor types and therapeutic combinations in parallel, we also look forward to presenting updates in immunotherapy and soft tissue sarcoma as well.”

Oral and Poster Presentation Details:

Local Control with NBTXR3 as a Single-Agent for Patients with Head and Neck Cancer

  Poster presentation #2805: Phase I Study of Novel Radioenhancer NBTXR3 Activated by Radiotherapy in Cisplatin-Ineligible Locally Advanced HNSCC Patients by Christophe Le Tourneau, MD, PhD, on October 26 at 1:15 PM CDT / 8:15 PM CET

NBTXR3 Tumor-Agnostic, Therapeutic Combination-Agnostic Development Potential

  Oral presentation #132: Overcoming Resistance to Anti-PD-1 With Tumor Agnostic NBTXR3: From Bench to Bedside by Tanguy Y. Seiwert, MD, on October 26 at 4:20 PM CDT / 11:20 PM CET

Priming Immune Response with NBTXR3 plus Anti-PD-1 in Advanced Cancers

  Poster presentation #2739: NBTXR3 Activated by Radiotherapy in Combination with Nivolumab or Pembrolizumab in Patients with Advanced Cancers: A Phase I Trial by Colette Shen, MD, PhD, on October 25 at 4:00 PM CDT / 11:00 PM CET

Local Control with NBTXR3 as a Single-Agent for Patients with Soft Tissue Sarcoma

  Oral presentation #77: Study of Novel Radioenhancer NBTXR3 Plus Radiotherapy in Patients with Locally Advanced Soft Tissue Sarcoma: Results of the Long-Term Evaluation in the Phase II/III Act.In.Sarc Trial by Sylvie Bonvalot, MD, PhD, on October 26 at 5:15 PM CDT / 12:15 AM CET

Preclinical Data on NBTXR3 plus Anti-PD-1 in Lung Cancer Model

  Poster presentation #2865: NBTXR3 Nanoparticle with ImmunoRadiation Might Reshape Metastatic Tumor-Infiltrating T Cell Repertoire in Murine Lung Cancer Model by Chike O. Abana, MD, PhD, on October 26 3:30 PM CDT / 10:30 PM CET

About NBTXR3

NBTXR3 is a novel, potentially first-in-class oncology product composed of functionalized hafnium oxide nanoparticles that is administered via one-time intratumoral injection and activated by radiotherapy. The product candidate’s physical mechanism of action (MoA) is designed to induce significant tumor cell death in the injected tumor when activated by radiotherapy, subsequently triggering adaptive immune response and long-term anti-cancer memory. Given the physical MoA, Nanobiotix believes that NBTXR3 could be scalable across any solid tumor that can be treated with radiotherapy and across any therapeutic combination, particularly immune checkpoint inhibitors.

NBTXR3 is being evaluated in locally advanced head and neck squamous cell carcinoma (HNSCC) as the primary development pathway. The company-sponsored phase I dose escalation and dose expansion study has produced favorable safety data and early signs of efficacy; and a phase III global registrational study is planned to launch in 2021. In February 2020, the United States Food and Drug Administration granted regulatory Fast Track designation for the investigation of NBTXR3 activated by radiation therapy, with or without cetuximab, for the treatment of patients with locally advanced HNSCC who are not eligible for platinum-based chemotherapy—the same population being evaluated in the planned phase III study.

Nanobiotix has also prioritized an Immuno-Oncology development program—beginning with a Company sponsored phase I clinical study evaluating NBTXR3 activated by radiotherapy in combination with anti-PD-1 checkpoint inhibitors for patients with locoregional recurrent or recurrent/metastatic HNSCC and lung or liver metastases from any primary cancer eligible for anti-PD-1 therapy.

Given the Company’s focus areas, and balanced against the scalable potential of NBTXR3 , Nanobiotix has engaged in a strategic collaboration strategy with world class partners to expand development of the product candidate in parallel with its priority development pathways. Pursuant to this strategy, in 2019 Nanobiotix entered into a broad, comprehensive clinical research collaboration with The University of Texas MD Anderson Cancer Center to sponsor several phase I and phase II studies to evaluate NBTXR3 across tumor types and therapeutic combinations.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life. Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The company also has subsidiaries in Cambridge, Massachusetts (United States), France, Spain, and Germany. Nanobiotix has been listed on the regulated market of Euronext in Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The company's resources are primarily devoted to the development of its lead product candidate– NBTXR3 —which is the product of its proprietary oncology platform and has already achieved market authorization in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®. For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Disclaimer

This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “intend,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the timing and progress of clinical trials, the timing of our presentation of data, the results of our preclinical studies and their potential implications. Such forward-looking statements are made in light of information currently available to us and based on assumptions that Nanobiotix considers to be reasonable. However, these forward-looking statements are subject to numerous risks and uncertainties, including with respect to the risk associated with the evolving nature of the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to it. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on April 7, 2021 under “Item 3.D. Risk Factors” and those set forth in the universal registration document of Nanobiotix filed with the French Financial Markets Authority (Autorité des Marchés Financiers – the AMF) on April 7, 2021, as updated in our Half-Year Financial Report filed with the AMF and the SEC on September 8, 2021 (a copy of which is available on www.nanobiotix.com), as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Nanobiotix
Communications Department
Brandon Owens
VP, Communications
+1 (617) 852-4835
contact@nanobiotix.com

Investor Relations Department
Kate McNeil
SVP, Investor Relations
+1 (609) 678-7388
investors@nanobiotix.com

Media Relations
FR – Ulysse Communication
Pierre-Louis Germain
+ 33 (0) 6 64 79 97 51
plgermain@ulysse-communication.com

US – Porter Novelli
Dan Childs
+1 (781) 888-5106
Dan.childs@porternovelli.com